                                                                       EXHIBIT F

                                LOCK UP AGREEMENT


                                                                  April 14, 1999

Beaulieu Group, LLC
1502 Coronet Drive
Dalton, Georgia 30720

         Re:  VENTURI TECHNOLOGIES, INC., a Nevada corporation

Gentlemen:

         I am a beneficial owner of securities of Venturi Technologies, Inc., a Nevada corporation (the "Company"). I understand that you propose to purchase securities of the Company. I acknowledge that such action by you will be of material benefit to the Company and the undersigned as a beneficial owner of the Company's securities.

         In consideration of the foregoing, and in order to induce you to purchase such securities, I confirm my agreement that I will not, without your prior written approval, offer for sale, sell, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of the shares of the Company's common stock which I may own legally or beneficially as set forth on Exhibit "A" attached hereto and made a part hereof ("Shares"), in any manner whatsoever whether pursuant to SEC Rule 144 or otherwise, prior to the date that is six (6) months after the date hereof PROVIDED HOWEVER, that I will be allowed to margin or borrow against up to 10% of the Shares. Thereafter, the Shares held pursuant to this agreement shall be released herefrom at the rate of 5% of the total initial amount of the Shares subject to this agreement each month; provided, however, that all of the Shares subject to this agreement shall be immediately released herefrom if:

                  a. the Company's net income before provision for income taxes and exclusive of any extraordinary earnings (all as audited and determined by the Company's independent certified public accountants) (the "Minimum Pretax Income") amounts to at least $9,979,794 during the fiscal year ending on December 31, 2000, or

                  b. commencing on the date hereof and ending on the date that is eighteen (18) months after the date hereof, the closing bid price of the Company's common stock shall average in excess of $10.00 per share (subject to adjustment in the event of any reverse stock splits or other similar events) for thirty (30) consecutive trading days.

         In any event, the restrictions contained in this agreement shall become null and void effective December 31, 2001, and all Shares held pursuant to this Lock-Up Agreement shall be released.

Beaulieu Group, LLC
April 14, 1999
Page 2

         I further understand that the Company will execute a stock purchase agreement with you concerning your purchase of the Company's securities and that such agreement will provide that the Company will take such steps as may be necessary to enforce the foregoing provisions and restrict the sale or transfer of the Shares as provided herein including, but not limited to, notification to the Company's transfer agent regarding any such restrictions; and I hereby agree to and authorize any such actions and acknowledge that the Company and you are relying upon this agreement in taking any such actions.


                                              Very truly yours,


                                                /s/ JOHN HOPKINS
                                              ----------------------------------
                                              (Shareholder)

                        EXHIBIT "A" TO LOCK-UP AGREEMENT




                                    Number of Shares of Common Stock Owned or
Shareholder                         Beneficially Owned
-----------                         --------------------------------------------
Gaylord Karren                      1,225,515

John Hopkins                        1,225,515